EP ENERGY CORPORATION
1001 Louisiana Street
Houston, TX 77002
January 24, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Re:	EP Energy Corporation Registration Statement on Form S-3 (File No. 333-215486)

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, EP Energy Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to January 27, 2017 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Catherine Goodall of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3919.

Sincerely,

EP Energy Corporation

By:	/s/ Marguerite Woung-Chapman
Name:	Marguerite Woung-Chapman
Title:	Senior Vice President, General Counsel and Secretary

cc:	Catherine Goodall, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP